Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes Reports Drill Results and
Development Update for the Los Azules Copper Project

TORONTO, ONTARIO – June 27, 2011 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce drill assay results from the January – May 2011 drill program and a development update for the 100% owned Los Azules Copper Project, in San Juan Province, Argentina. Highlights from the recent drilling include a step-out drill hole, located approximately 250 meters west of the resource that returned 0.50% copper over 269 meters, including 0.95% copper over 45 meters.  Infill drilling was generally in line with expectations, for example intersecting 0.66% copper over 395 meters and 0.63% copper over 237 meters (Table 1).

Exploration Drilling West of Resource

Two exploration holes were designed to test geophysical anomalies located west and north of the resource. The best result, hole T-01, located approximately 250 meters west of the resource, intersected 0.50% copper over 269 meters, including 0.95% copper over 45 meters. This hole is encouraging for several reasons, 1) it demonstrates that geophysics may be a useful guide for copper mineralization at Los Azules, 2) this area is only one of several high priority geophysical targets that have been indentified on the property, and 3) the hole bottomed in 0.42% copper and was terminated before reaching its target depth, suggesting that there may be potential to find additional mineralization at depth.  Follow up exploration is currently being planned.

Infill Drilling Confirms Expectations

Drilling to upgrade the inferred mineralization to the indicated category consisted of nine drill holes. In general, the holes returned mineralization in-line with expectations. Drill holes AZ1168 and AZ1170 were terminated while in mineralization due to difficult drilling conditions, bottoming in 0.95% and 0.55% copper, respectfully. The mineralization at Los Azules is open at depth.

Hole AZ1164 was extended as planned, intersecting good copper grades over a wide intersection. This result helps infill the central portion of the deposit.

Minera Andes Inc.
News Release 11-15    Page 1

Table 1 -  Los Azules Infill Drilling Summary
Hole	Cu	Thickness	From	To
	(%)	(m)	(m)	(m)

AZ1164	0.55	284.4	120.0	404.4
Including	0.75	128.0	120.0	248.0

AZ1168	0.66	395.4	148.0	569.3

AZ1169	0.36	229.8	86.0	315.8

AZ1170	0.63	237.3	112.0	349.3
Including	0.85	62.0	112.0	174.0

AZ1176	0.63	130.0	162.0	292.0

Despite encountering low grade copper mineralization, infill holes AZ1171, AZ1172, AZ1173 returned values less than expected.

Planned Exploration at Los Azules

Due to difficult ground conditions the amount of meters drilled between January-May was less than planned. The strategy for the upcoming season is to continue testing deep geophysical targets. Also, Minera Andes will look to begin drilling at Los Azules earlier than previous years in order to extend the drill campaign.

Preliminary Feasibility Study

Minera Andes continues to advance work related to Los Azules Preliminary Feasibility Study including the following:

•	Developed preliminary hydrologic model
•	Evaluated potential geotechnical risks with positive outcome
•	Completed evaluation of construction/production access road alternatives
•	Continued environmental base line assessment and monitoring, including glaciology studies (no ice glaciers are present in the project area)
•	Drilled condemnation holes in areas that are potential locations for surface facilities (Exhibit 1A and Exhibit 4)
•	Completed archeological assessment
•	Completed initial stakeholder mapping
•	Conducted preliminary testing of alternative metallurgical processing options with positive results
•	Completed trade-off study of heap leaching option as an alternative to flotation recovery with determination that heap leaching is not a viable option
•	The anticipated cost to complete the Preliminary Feasibility Study is $30 million, with the earliest completion date being late 2013.

Minera Andes Inc.
News Release 11-15    Page 2

About Los Azules

Los Azules is a large copper porphyry system located in western San Juan Province in a belt of porphyry copper deposits that straddles the Chilean/Argentine border. This belt contains some of the world’s largest copper deposits, including Codelco’s El Teniente and Andina mines, Anglo American’s Los Bronces mine, Antofagasta PLC’s Los Pelambres mine and Xstrata’s El Pachón project, among others.

The mineral resources for Los Azules were calculated in June 2010 and are summarized in the table below for the “base case” cut-off grade of 0.35 percent copper.  The base case cutoff grade is based on experience from other projects with similar characteristics, potential scale of operation and location.

Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (MM lbs)	Gold grams/tonne	Silver grams/tonne
Indicated	137	0.73	2.2	0.07	1.7
Inferred	900	0.52	10.3	0.07	1.7

There is a high-grade secondary enrichment zone near the top of the mineralization.  We use a cut-off grade of 0.70% copper to define “high-grade” mineralization, and the material above the 0.70% cut off approximates the secondary enrichment zone, but it is not exactly coincident.  The portions of the deposit that exceeded the 0.70% copper limit are 67 million tonnes of indicated resources at an average grade of 0.95% (1.4 billion pounds of contained copper) and 127 million tonnes of inferred resources at an average grade of 0.86% (2.4 billion pounds of contained copper).

The results of the 2011 drilling will not have a material impact on the inferred mineralization and no resource update is warranted.

Refiled Interim Financial Report

Minera Andes also announces today that it is refiling its interim financial statements for the three months ended March 31, 2011 to provide a condensed consolidated statement of changes in equity for the period ended March 31, 2010 under International Financial Reporting Standards ("IFRS"). The refilling was made at the request of the Ontario Securities Commission and the additional disclosure does not impact any of the other interim financial statements previously filed.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. Minera Andes had $22 million in cash and short-term investments, with no bank debt (as of May 31, 2011).  Rob McEwen, Chairman and CEO, owns 31% of the shares of the corporation.  On June 14, 2011 the corporation announced that Mr. McEwen has proposed to combine the corporation with US Gold Corporation to create a high growth, low-cost, mid-tier silver producer focused on the Americas.
Minera Andes Inc.
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This news release has been submitted by James K. Duff, Chief Operating Officer of the Corporation.

For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

James K. Duff
Chief Operating Officer
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information:
This news release was prepared by James K. Duff, Chief Operating Officer of the Corporation and a registered Professional Geologist in the State of Idaho, who is a Qualified Person as defined by National Instrument 43-101.  Bruce Davis, PhD, FAusIMM, who is a Qualified Person as defined by National Instrument 43-101 and responsible for the quality control for the assaying of the Los Azules drill core has reviewed the assay quality control information and is awaiting final results from additional quality control samples.  All samples were collected in accordance with industry standards.  Splits from the drill core samples were submitted to the ACME sample preparation laboratory in Mendoza, Argentina, and then transferred to ACME's laboratory in Santiago, Chile for fire assay and ICP analysis.  Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.  The mineral resource estimate referenced in this press release was prepared in June 2010 by Robert Sim, P.Geo. and Bruce Davis, PhD, FAusIMM, both independent Qualified Persons as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).

For further information in respect of the Los Azules project please refer to the technical report entitled “Canadian National Instrument 43-101 Updated Preliminary Assessment, Los Azules Project, San Juan Province, Argentina” dated December 16, 2010, prepared by Kathleen Altman, Robert Sim, Bruce Davis, William L. Rose, Scott Elfen, and Richard Jemielita, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com).

Cautionary Note to U.S. Investors:

All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management’s understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to on-going or pending litigation including specifically risks related to litigation which if resolved adversely to Minera Andes could materially impact the Corporation's value and interest in and ability to develop the Los Azules project, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.
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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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Exhibit 1 - Summary of Drill Hole Results for 2010-2011 Drill Season

	Intersection
	From (m)	To (m)	Vertical Thickness (m)	% Cu	Comments
HOLE 1064A	0	120	120.0	-	Pre hole drilled in 2009-2010 season.
	120	248	128.0	0.75	Secondary enrichment zone
	248	288	40.0	0.58	Mixed secondary enrichment (Cc) and chalcopyrite mineralization disseminations
	288	404.4	116.4	0.33	Primary disseminated chalcopyrite

HOLE 1067	0	156	156.0	-	Pre hole drilled in 2009-2011 season
	156	336	180.0	0.23	Mixed secondary enrichment and disseminated chalcopyrite
	336	375	39.0	0.40	Primary disseminated chalcopyrite

Hole 1168	0	46	46.0	-	Gravel overburden
	46	148	95.0	0.04	Leached cap
	148	515	344.4	0.67	Mixed secondary enrichment and disseminated chalcopyrite
	515	557	39.5	0.48	Primary disseminated chalcopyrite
	557	569.3	11.5	0.95	Primary disseminated chalcopyrite and bornite

Hole 1169	0	50	50.0	-	Gravel overburden
	50	86	36.0	0.10	Leached cap
	86	315.75	229.8	0.36	Primary chalcopyrite mineralization disseminations

HOLE 1170	0	30	30.0	-	Gravel overburden
	30	112	82.0	0.05	Leached cap
	112	174	62.0	0.85	Secondary enrichment
	174	349.3	175.3	0.55	Mixed secondary enrichment and disseminated chalcopyrite

HOLE 1171	0	50	50.0	-	Gravel overburden
	50	86	36.0	0.05	Leached cap
	86	201	115.0	0.12	Mixed secondary enrichment and disseminated chalcopyrite
	201	400.1	199.1	0.16	Primary disseminated chalcopyrite

HOLE 1172	0	62	62.0	-	Gravel overburden
	62	74	12.0	0.09	Leached cap
	74	125	51.0	0.22	Mixed secondary enrichment and disseminated chalcopyrite
	125	152	27.0	0.07	Primary pyrite and chalcopyrite veinlets

Minera Andes Inc.
News Release 11-15    Page 6

	Intersection
	From (m)	To (m)	Vertical Thickness (m)	% Cu	Comments
HOLE 1173	0	32	32.0	-	Gravel overburden
	32	80	48.0	0.11	Leached cap
	80	99	19.0	0.34	Secondary enrichment
	99	228	129.0	0.22	Mixed secondary enrichment and disseminated chalcopyrite
	228	294.5	66.5	0.18	Primary disseminated chalcopyrite

HOLE 1174	0	24	24.0	-	Overburden
	24	76	52.0	0.03	Leached cap
	76	250	174.0	0.17	Mixed secondary enrichment and disseminated chalcopyrite
	250	341.4	91.4	0.10	Primary chalcopyrite mineralization disseminations

HOLE 1175	0	63	63.0	-	Overburden
	63	74	11.0	0.03	Leached cap
	74	249.5	175.5	0.22	Primary disseminated pyrite and veinlets

HOLE 1176	0	32	32.0	-	Overburden
	32	162	130.0	0.03	Leached cap
	162	292	130.0	0.63	Secondary enrichment
	292	393.4	101.4	0.19	Primary disseminated pyrite and veinlets

HOLE T-01B	0	72	72.0	-	Overburden
	72	80	8.0	0.09	Leached cap
	80	86	6.0	0.78	Secondary enrichment
	86	132	46.0	0.27	Primary disseminated chalcopyrite
	132	140	8.0	0.73	Mixed secondary enrichment and disseminated chalcopyrite
	140	186	46.0	0.25	Primary disseminated chalcopyrite
	186	192	6.0	1.43	Secondary enrichment
	192	387	195.0	0.13	Primary disseminated chalcopyrite
	387	408	21.0	0.62	Secondary enrichment
	408	422	14.0	0.54	Mixed secondary enrichment and disseminated chalcopyrite
	422	468	46.0	0.25	Primary disseminated chalcopyrite
	468	486	18.0	0.49	Mixed secondary enrichment and disseminated chalcopyrite
	486	496	10.0	0.95	Secondary enrichment
	496	560	64.0	0.33	Mixed secondary enrichment
	560	605	45.0	0.95	Primary chalcopyrite and bornite
	605	656	51.0	0.42	Primary chalcopyrite

HOLE T-02	0	76	76.0	0.04	Leached cap
	76	700.1	624.1	0.06	Primary pyrite mineralization disseminations and veins

Minera Andes Inc.
News Release 11-15    Page 7

Exhibit 1A - Summary of Condemnation Drills Results for 2010-2011 Drill Season

	Intersection
	From (m)	To (m)	Vertical Thickness (m)	% Cu	Comments
HOLE CO 01	0	200	200.0	0.001	Fresh unmineralized rock

HOLE CO 02	0	168	168.0	0.001	Fresh unmineralized rock
	168	200	32.0	0.006	Fresh unmineralized rock

HOLE CO 03	0	200	200.0	0.003	Fresh unmineralized rock

HOLE CO 04	0	28	28.0	0.004	Fresh unmineralized rock, partially leached
	28	186	158.0	0.001	Fresh unmineralized rock

HOLE CO 05	0	162	162.0	0.002	Fresh unmineralized rock

HOLE CO 06	0	200	200.0	0.003	Fresh unmineralized rock

HOLE HB 04	0	200	200.0	0.002	Fresh unmineralized rock

HOLE HB 05	0	200	200.0	0.001	Fresh unmineralized rock

HOLE HB 06	0	200	200.0	0.003	Fresh unmineralized rock

HOLE HB 07	0	82	82.0	0.002	Fresh unmineralized rock with meteoric weathering
	82	200	118.0	0.006	Fresh unmineralized rock

HOLE GB 02	0	42	42	0.003	Fresh unmineralized rock with meteoric weathering
	42	200	158.0	0.007	Fresh unmineralized rock

Minera Andes Inc.
News Release 11-15    Page 8

MINERA ANDES Exhibit 2 – Los Azules Drill Hole Location June 2011

Legend
New Drill Holes
Cut off grade: 0.70%
Cut off grade: 0.35%
B Hole Bottomed in Mineralizaiton
T-02
Nothing
71
Low Grade
68
395.4m / 0.66% B
70
237.3m / 0.63% B
69
Low Grade
64A
284m / 0.55% B
67
Low Grade
T-01
269m / 0.50% Cu B
incl. 45m / 0.95% Cu
& Narrow High Grade Above
76
130m / 0.63%
72
Low Grade
73
Low Grade
0 250 500
Meters
N
6561000
6560000
6559000
6558000
2382000
2383000
2384000
2385000

Minera Andes Inc.
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Minera Andes Inc.
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MINERA ANDES Exhibit 4 – Los Azules Condemnation Drill Holes June 2011

Legend
Condemnation Drill Holes
Cut off grade: 0.70%
Cut off grade: 0.35%
Minera Andes 100%
Contested Concession
Escorpio IV
CO1
CO2
CO3
CO4
CO5
CO6
HB4
HB5
HB6
HB7
GB2
N
0
1,000
2,000
Meters
6565000
6562500
6560000
6557500
6555000
2375000
2377500
2380000
2382500

Minera Andes Inc.
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